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                        October 13, 2022

       Mr. Ronald Martell
       President and Chief Executive Officer
       Jasper Therapeutics, Inc.
       2200 Bridge Pkwy Suite #102
       Redwood City, CA 94065

                                                        Re: Jasper
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267777

       Dear Mr. Ronald Martell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin